As filed with the Securities and Exchange Commission on May 7, 2014

Registration No. 333-194860

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

Amendment No. 3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PERNIX GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1520	36-4025775
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization)	Classification Code Number)	Identification Number)

151 E. 22nd Street Lombard, Illinois 60148 (630) 620-4787	Carol Groeber Controller and Principal Accounting Officer 151 E. 22nd Street Lombard, Illinois 60148 (630) 620-4787
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies of Communications to:

David J. Kaufman, Esq.

Thompson Coburn LLP

55 East Monroe Street

37th Floor

Chicago, IL 60603

(312) 580-2342

From time to time after the effective date of this registration statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering-Price Per Share (2)	Underwriter Fees		Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (4)
Common Stock, par value $0.01 per share	5,000,000	$5.70	N/A	(3)	$28,500,000.00	$1,110.47
Common Stock, par value $0.01 per share	6,236,185	$5.70	N/A		$35,546,254.50	$3,897.04

(1) Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c). The fee was calculated based on a per share average of the bid and ask price of the registrant’s common stock which was $5.70 as reported on the Over-The-Counter Quotation Board on May 1, 2014.

(3) No Underwriters have been solicited or engaged in connection with this primary offering. Therefore, no underwriter expenses or commissions have been deducted from the offering price to determine the net proceeds that will be available to the Company. Based on review of other similar filings, if an underwriter were to be engaged, we anticipate that the related commissions would result in approximately a 6% ($0.34 per share or $1.7 million) reduction in the amount of the proceeds, resulting in the total proceeds of $26.8 million.

(4) Filing fees were previously paid in connection with the registration statement of Pernix Group, Inc. (file number 333-174539 as amended May 10, 2012) that became effective on May 14, 2012 and was formerly terminated on April 29, 2014.  The fee associated with the 5,000,000 shares to be registered is offset by the previously paid fee of $2,560.33 and the fee associated with the 6,236,185 shares to be registered is offset by the $681.32 of the fee previously paid as 6,236,185 shares (99.85%) remain unsold and are being registered herein.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

(SUBJECT TO COMPLETION, Dated May 7, 2014)

11,236,185 Shares

PERNIX GROUP, INC.

Common Stock

This prospectus relates to a total of 11,236,185 shares of our common stock, of which 5,000,000 shares are being registered for sale by Pernix Group, Inc. in an initial primary offering in reliance of rule 415(A)(1)(ix) and up to 6,236,185 shares are being registered for sale from time to time by the selling stockholders named in this prospectus in a secondary offering in reliance of rule 415(A)(1)(i).

The offering of our shares may be a “best efforts” offering, which means that we would use our best efforts to sell the common stock and there would be no commitment by any person to purchase any shares and the shares may be sold at some unknown future time or not sold. The shares to be offered for our account will be offered at a fixed price of $6.05 per share at the time of the sale. There is no minimum number of shares required to be sold to close the offering. The net proceeds from the sale of the 5,000,000 primary offering shares will be used in the following order of priority: to finance growth in our working capital that may arise from obtaining additional construction contract or power contract awards; to bolster equity in support of growth in bonding requirements associated with our efforts to obtain additional construction contract or power contract awards; to fund continuing operations of our business; and to provide cash to use for acquisitions of construction and or power related businesses if and when attractive opportunities arise  to pursue such acquisitions. The shares may be sold to existing stockholders or new stockholders.

5,000,000 primary offering shares being sold at a fixed price of $6.05 per share by the Company	Per Share	Total
Initial public offering price of common stock	$6.05	$30,250,000.00
Underwriting discount (1)	$—	$—
Proceeds to the Company, before expenses	$6.05	$30,250,000.00

(1)         There is not an underwriter engaged on this offering. More information about how the shares of common stock may be sold is set forth in the section entitled “Plan of Distribution” beginning on page 21 of this prospectus.

We are also registering in a secondary offering 6,236,185 previously issued shares of our common stock, which may be resold from time to time by the selling stockholders or their permitted transferees, distributees, donees, pledges, assignees or other successors in interest on the Over the Counter Quotation Board. The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Over the Counter Quotation Board under the symbol “PRXG.” The last reported sale price of our common stock on the Over the Counter Quotation Board was for $45.00 per share on May 7, 2014. The trading price of Pernix Group, Inc. common stock during 2014 has been volatile, ranging from $2.46 to $50.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

The date of this Prospectus is  .

You should read this prospectus and any prospectus supplement carefully before you decide to invest.

We will be responsible for all fees and expenses incurred in connection with the preparation and filing of this registration statement. The Company will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement as it has not engaged any underwriter in connection with this offering.

Unless otherwise specified, the information in this prospectus is set forth as of May     , 2014, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

Neither the delivery of this Prospectus nor any sale made in connection with this Prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this Prospectus or that the information contained by reference to this Prospectus is correct as of any time after its date. The rules of the Securities and Exchange Commission (SEC) may require us to update this Prospectus in the future.

i

PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements that have been incorporated by reference along with other filings detailed below. The terms “Pernix,” “Pernix Group,” “PGI”, “Company,” “we,” “us” and “our” as used in this prospectus refer to Pernix Group, Inc. and its subsidiaries as a combined entity.

About Us

Pernix Group is managed from Lombard, Illinois and was originally formed in 1995 as Telesource International, Inc.  In 2001, the Company was incorporated in Delaware and became an SEC registrant. As of December 31, 2013, Pernix Group employs 115 people and is 96.6% owned by Ernil Continental, S.A., BVI, Halbarad Group, Ltd., BVI, and Affiliates. The Company conducts its operations through the parent and its eleven subsidiaries. The Company’s two primary operating business segments are general construction and power generation services. In addition to these two operating segments, the corporate operations are a separately reported segment that provides administrative support to the operating segments and manages the Corporate headquarters building operations.

Pernix has full-scale construction and management capabilities, with subsidiaries in the South Pacific islands of Fiji and Vanuatu, Africa, Azerbaijan, Kurdistan, United Arab Emirates and in the United States. We provide our services in a broad range of end markets, including construction, construction management, power and facility operations and maintenance (O&M) services.

The construction and power segments offer diversified general contracting, design/build and construction management services to public and private agencies. We have provided construction and power services since 1995 and have delivered complex projects and provided innovative facility O&M solutions to clients world-wide with a commitment to safety, quality, social responsibility and total customer satisfaction. We have established internationally experienced management teams that have completed complex projects in remote locations. We have over fifteen years of experience providing all of our services in international territories.

We believe the unique collection of resources, experience, operational and financial attributes that Pernix possesses position the Company for future growth, diversification and financial success.  The current management team has transformed the Company over the past several years noting the following achievements and potential:

• Earned three consecutive years of pretax income from continuing operations

• Significantly reduced leverage, being debt free at December 31, 2013

• Disposed of two unprofitable business entities in 2012

• Expanded its customer base including our first domestic project awarded in early 2014

• Grown backlog since 2010

• Enhanced ability to form strategic relationships with vendors, subcontractors and project partners

• Attracted two new board members that together have many years of construction/ power industry experience, Fortune 500 financial reporting and management experience and involved in over 100 acquisitions

• The Company has $71.9 million of net operating and capital loss carryforwards that we anticipate will substantially shield future earnings from U.S. federal and state tax payments.

Pernix Group provides its customers with solutions that meet their time and budget constraints. In doing so, Pernix Group developed strong partner and customer relationships. We believe this has been a factor in the award of competitively bid contracts and sole source awards and related change orders the Company received in 2012 and 2013 totaling over $140.0 million.

General Construction

Our general construction segment includes comprehensive pre-construction planning and construction management services. As a general contractor, our responsibility begins at the award date and continues through the successful completion of each project.

We have developed a global network of suppliers and subcontractors. Together with these strategic partners, we utilize niche capabilities and experience that address customer design, budget and schedule requirements. Our construction management team members have worked on complex international projects. We have the expertise required to successfully conduct full-scale construction projects almost anywhere in the world. We have demonstrated that we can execute technically and environmentally challenging projects within time and budget parameters while meeting the exacting quality and safety requirements of the project, thereby exceeding our clients’ expectations. Pernix Group has the ability to self-perform mechanical and electrical trades when doing so brings efficiencies and value to a project and our customers.

To minimize overhead costs and maintain a worldwide capacity to handle complex projects, we have adopted a strategy of affiliating ourselves with highly capable subcontractors and business partners strategically located around the world. By working with “best in class” subcontractors and partners, Pernix Group is able to provide the fit to fulfill our customers’ project requirements. Our various joint venture partners, affiliates and business partners, combined with our own teams and internal resources, provide Pernix Group the ability to offer its customers a best in class solution to their construction needs, worldwide. These strategic partnerships not only assist Pernix Group in winning larger projects, but also mitigate cost, design and other risks, provide experience managing larger projects, expand relations with more subcontractors and vendors, and enhance the number and type of contract opportunities that Pernix can consider, qualify for, bid on and win.

Many of our construction projects are for governmental owners, such as the US Department of State’s Bureau of Overseas Buildings Operations (OBO) as well as select foreign governments. In most instances the bidding process requires an initial pre-qualification stage, followed by a proposal submission stage for qualified contractors. Pernix Group focuses its efforts in areas and on projects where we have a competitive advantage that is within our core competency. We minimize risk and develop winning strategies by thoroughly studying local markets, aligning ourselves with capable local or regional large prime-subcontractors, and establishing purchasing and logistics support locally, or regionally, whenever possible. Our performance history and record of client retention demonstrate the successful formula Pernix and its partners have developed allowing us to grow our business and achieve customer satisfaction, which is evidenced by the stream of awarded contracts from OBO to Pernix and our consolidated joint venture Pernix-Serka Joint Venture (PS JV).

PS JV participates in a multi-billion dollar Indefinite Delivery Indefinite Quantity (IDIQ) contract with OBO. The IDIQ provides PS JV with the opportunity to bid on a significant number of task orders for Containerized Housing Units (CHU) to be built internationally. The size of each task order is dependent upon the scope of work and there is no guarantee that PS JV will win any particular task order, but the overall IDIQ program is for five years and totals $12.0 billion. The amount of the awards to any one contractor cannot exceed $500 million in one base year or option year and $2.5 billion over the life of the contract should all four option years be exercised. PS JV has actively responded to several Task Order Proposal Requests to bid under this IDIQ contract and has been awarded two contracts (Sather and Shield) with revenue totaling over $220 million under this program since April 2011.

Since 2011, OBO has awarded a combined five projects with contract value in excess of $260 million to Pernix and PS JV, PS JV is a venture with Serka Insaat ve Ticaret, A.S. (Serka) that is 52% owned by Pernix and 48% by Serka.  PS JV has an office in Vienna, Virginia, in close proximity to U.S. Government agencies in order to closely manage its customer relationships (including OBO) and to provide effective contract execution and oversight for its customers on its mission critical, fast-track work efforts in Iraq, Africa and elsewhere. As of the date of this report, two of the projects are substantially complete and PS JV has received “outstanding” Contractor Appraisal Support (CCASS) ratings on these projects. Three of these projects are in progress at various stages of completion. The Company anticipates the remaining three projects will be completed in late 2014 or early 2015.

Our recent experiences with the OBO have strategically strengthened our technical and management expertise and developed relationships that enable us to provide our clients with a broad spectrum of services that leverage the expertise and the construction resumes of our staff and our partners to the mutual benefit of all involved. In addition to PS JV, Pernix has also formed several additional strategic alliances with companies who possess niche capabilities in restoration work as well as critical mass that enables Pernix to be part of a consortium of contractors with the intention of bidding and working together on large scale projects which Pernix may not be able to access on a stand-alone basis.

In 2012, the Company established an office in Dubai (United Arab Emirates) to secure new and existing customers in light of significant anticipated demand for construction services forecasted in the region over the next decade. In connection with this effort, the Company organized Pernix Technical Works LLC (PTW), a limited liability company which is considered to be a variable interest entity and is consolidated by Pernix Group, Inc. as Pernix is the primary beneficiary. The Dubai office has prepared or assisted in the preparation of bid packages related to several projects during 2013 and 2014.

Our construction backlog as of December 31, 2013 was $37.1 million. Additional awards received during 2014 total over $45.5 million and include the Pernix Fiji Limited (PFL) Kinoya plant capacity expansion project and the Company’s first domestic project award with contract value of over $17 million through our 80% owned joint venture, Pernix / LTC JV, to construct a two-story laboratory on the campus of Texas A&M University. Construction commenced during the first quarter of 2014. These recent wins bring our backlog to levels exceeding the $67.9 million backlog as of December 31, 2012.

The breadth and depth of experience in embassy construction is significant to Pernix and is expected to be a key strategic component that the Company will bid on and be awarded future contracts with the Department of State as they project they may build or rehabilitate up to 33 embassies and consulates in the 2014 through 2018 timeframe.  Pernix Group, Inc. and subsidiaries or its joint ventures will likely bid on some of these projects.

Power

Our power business segment includes construction and facilities operations and maintenance (O&M) services through two subsidiaries, PFL and Vanuatu Utilities and Infrastructure Limited (VUI). The Company invests in power projects as an independent power producer (IPP) or using the Build, Own, Operate, Transfer (BOOT) model. Our power projects to date have been in the North and South Pacific. PFL currently operates two power plants in Kinoya and Vuda, located in Fiji with a current combined capacity of 74.3 MW. In early 2014, PFL was awarded a $29.1 million capacity expansion contract to design, supply, install and commission 36 MW of auxiliary power equipment at the Kinoya Power Station. VUI earns a monthly fee based on man hours necessary to operate and maintain the power generation facilities in the Republic of Vanuatu.

Pernix Group provides plant engineering, design, procurement, construction, and operations and maintenance services from the power source through the distribution network. We have the capability to address a variety of power generating requirements from initial conceptual design to construction, through operating and maintaining diesel, hydro, and solar power facilities. Pernix differentiates itself within the power industry as we can scale to various size projects, ranging from small to mid-sized projects on a stand-alone project basis and large projects in association with our strategic partners. This flexibility in the scale of projects on which we work reflects the well thought out design, agility and efficiency in our operations. Pernix also has a wealth of experience in the upgrade of existing facilities to achieve additional capacity and operational efficiencies by upgrading and replacing outdated or worn out equipment while endeavoring to use existing equipment when possible. These upgrade projects typically produce significant cost savings to our customers and can often be carried out while the power plant continues to operate, resulting in even greater cost savings to our customers.

In early 2013, the Company hired a VP of Power into a newly created role to manage Pernix’s power business, including O&M contract execution and construction and acquisition of new power generating facilities and related infrastructure in the U.S. and overseas. The VP of Power has over 30 years of experience in energy and independent power, structuring complex power projects including oversight of engineering, procurement and construction contract negotiations, fuels supply, asset management, project and plant acquisitions, operations management and owner’s construction oversight, program management, power project development and project finance. Under his leadership, the Company is actively seeking to grow the power generation segment.

Although virtually everyone in the world relies on it, the needs and resources required to generate power can vary widely from location to location. From the types of fuels used to the plethora of regulations governing the development and operation of power generation plants Pernix Group understands the unique needs and requirements of different projects in diverse geographic locations. Pernix focuses on construction and facilities O&M for small to mid-size power plants and has the experience to build, operate, and maintain power plants as well as transmission and distribution grids and underground cable installation. We manage and operate many of the plants that we build. Due to our years of experience, we have developed strong relationships with engine and turbine manufacturers, suppliers of parts for power plants and distribution/ transmission systems, software developers and suppliers for control systems, Customer Information Systems (CIS), and Geographic Information Systems (GIS). Pernix focuses on operating efficiency and reliability while maintaining safety, security and environmental stewardship. We accomplish this by partnering with our customers throughout all project phases to understand and recognize the unique requirements of each customer and each project phase, and leverage our ability to align and manage the best resources for all aspects of each particular project. The Pernix Group power segment prides itself in being a steward of the environment and the assets entrusted to us by the communities in which our operators work and live. Pernix Group power segment employees are not absentee operators but ones who live and work in the community and depend upon the same power being provided to our customers.  Demonstrative of our customer focused mentality, Fiji Electric Authority (FEA) a long time customer, in early 2014 awarded a $29.1 million capacity expansion project to Pernix (Fiji) Limited (PFL), our Fijian subsidiary that operates under a 20 year operating and maintenance concession in Fiji.  This is the fourth such expansion that PFL (and subsidiaries) have been awarded since its relationship with FEA began in1999.

Corporate

During the first quarter of 2013, the Company established Pernix RE, LLC, a limited liability company, for the purpose of purchasing the land and building in which its corporate headquarters are maintained. The land and building were purchased for $1.1 million from Baron Real Estate Holdings (Baron), a related party under common control as it is owned by Ernil Continental, S.A., BVI, Halbarad Group, Ltd., BVI, and affiliates. The Company paid cash of $550,000 and obtained seller financing from Baron for $550,000 with interest accruing at a rate of 4.0% per annum. As of December 31, 2013, the note was fully paid.

Discontinued Operations

As part of a strategic plan formulated in early 2012, the Company embarked on a review of returns on its operating activities and decided to consider strategic options for two underperforming operating components. In connection with this plan, the Company ultimately decided to discontinue two operating units in 2012. Effective March 28, 2012, the Company sold its 82% interest in TransRadio SenderSysteme, Berlin, A.G. (TransRadio) to Bevita Commercial Corporation, a related party, for $1.2 million in cash. Effective October 12, 2012, the Company sold 100% of its interest in Telesource CNMI, Inc. (TCNMI) to Marianas Energy Technology, Inc., a CNMI Company, an unrelated third party. These divestitures were intended to curtail losses related to TransRadio and TCNMI and to allow the Pernix management team to focus its efforts on the Construction and Power Generation Services operating segments which it intends to grow organically and through acquisitions.

Quasi-reorganization

Effective September 30, 2012, the Company implemented “fresh start” accounting through a quasi-reorganization. In light of recent performance in the construction and power segments coupled with the, 2012 sale of the TransRadio and TCNMI, management believed the Company was reasonably assured to have “turned the corner” to profitability.

With respect to the offering by the selling stockholders, we will not receive any proceeds from the sale of shares by the selling stockholders. We will, however, receive proceeds from the previously unissued shares of our common stock that we may sell on the Over the Counter Quotation Board in an amount equivalent to the fixed offering price times the number of previously unissued securities that are sold on the Over the Counter Quotation Board, less the expenses of the registration statement process. The proceeds will be used for general business operations and / or to finance certain business acquisition(s).

Company Information

Our principal executive offices are located at 151 E. 22nd Street, Lombard, Illinois 60148. Our telephone number is (630) 620-4787 and our website address is www.pernixgroup.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

THE OFFERING

Shares Issued and Outstanding	6,236,185 (the other 3,167,512 outstanding shares are not being registered under this offering)

Securities Offered	Up to 11,236,185 of common shares representing 6,236,185 shares held by the selling stockholders and 5,000,000 authorized but not issued shares being sold by us

Offering Price

To be determined by the prevailing market price for the shares at the time of sale for securities registered on behalf of the selling stockholders and at $6.05 per share for securities registered on behalf of the Company.

Use of Proceeds

We will not receive any proceeds from the sale of the shares by the selling stockholders. We will, receive proceeds from the shares of our common stock that we may sell, less the expenses of the offering that will be borne by us. See “Use of Proceeds” and “Other Expenses Of Issuance And Distribution” sections below.

Risk Factors

An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 and the other information in this prospectus for a discussion of the factors you should consider before investing in the shares of common stock offered hereby.

Stock Symbol	PRXG

This prospectus relates to the sale of up to 11,236,185 shares of our common stock by us and some of our current stockholders as outlined above.

RISK FACTORS

An investment in our common stock involves a substantial degree of risk. Before making an investment decision, you should give careful consideration to the risk factors described in this section in addition to the other information contained in this annual report. The risk factors described herein, however, may not reflect all of the risks associated with our business or an investment in our common stock. You should invest in us only if you can afford to lose your entire investment.

Risks Related to Our Common Stock

A small number of our stockholders own over 96% of the shares of our common stock and their interests may not be the same as minority stockholders who will have little or no influence over our activities.

Four of our largest stockholders own and control over 96% of our stock and are able to control the outcome of matters submitted for vote to the holders of our common stock. Some of the items that may require a shareholder vote include the election of directors, amendments to our certificate of incorporation and other significant corporate transactions.

We have issued non-voting preferred stock with dividends and liquidation rights that have priority over our common stock. More preferred stock can be issued. If the preferred stock were to be converted, it could result in the dilution of common stock ownership.

Our Restated Certificate of Incorporation allows the board of directors to issue up to 5,500,000 million shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. Included in the 5,500,000 million shares of preferred stock authorized are 1,000,000 million shares designated Series A Cumulative Convertible Preferred Stock and 400,000 shares designated Series B Cumulative Convertible Preferred Stock.  The remaining 4,100,000 shares of authorized preferred stock have not been designated.  Neither class of preferred stock has been registered with the SEC or any other securities regulatory body.

On December 30, 2013 the Company sold 550,000 and 450,000 shares of Series A Preferred Stock to Ernil Continental, S.A., BVI and Halbarad Group, Ltd., BVI, respectively for $5.00 per share, resulting in proceeds received by the Company of $5.0 million.  The Company anticipates using the proceeds for potential acquisitions and working capital if needed.   Holders of Series A Preferred Stock are entitled to receive cumulative cash dividends at the annual rate of 8%, payable quarterly, have no voting rights and rank senior to common stock. As of December 31, 2013, 1,000,000 shares of the Series A Preferred Stock were issued and outstanding. The Series A Preferred Stock is convertible into Pernix Group common stock using the conversion rate as defined in each Series A Preferred Stock Certificate of Designation that stipulates conversion into 1,428,572 shares of common stock.

Holders of Series B Preferred Stock are entitled to receive cumulative dividends at an annual rate of $0.325 per share, have no voting rights, and rank senior to common stock and are on parity with Series A Preferred Stock with respect to dividends and upon liquidation. At December 31, 2013 and 2012, 170,000 shares of Series B Preferred Stock are outstanding and convertible into 11,334 shares of common stock.

To the extent that additional preferred stock is issued in the future or existing or shares of preferred stock are converted, these shares will represent a dilution to the existing stockholders. The rights of the holders of common stock are and will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we have issued or may issue in the future.

In addition to the proceeds the Company anticipates raising through this offering, in the future, we expect to rely on earnings from operations and may rely on capital contributions, potentially in the form of preferred shares sold to or borrowings from its primary shareholders, Ernil Continental, Halbarad Group, Ltd. and affiliates as well as bank financing to support its operations. Any such issuance could be used to discourage an unsolicited acquisition proposal by a third party.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional registered shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Your percentage ownership in us may be diluted by future equity issuances, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including through shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under options issued pursuant to our 2014 Equity Incentive Plan (EIP), 2013 Long Term Incentive Plan (LTIP), 2012 Incentive Stock Option Plan (ISOP) or shares of our authorized but unissued preferred stock. At December 31, 2013 and 2012, option awards to acquire 457,500 and 152,500 shares of common stock are outstanding and 37,000 and zero of the option awards are exercisable, subject to registration on form S-8, respectively. The vesting periods of these common stock option awards range from three to five years.

In late 2013, the Company’s shareholders and board of directors adopted the 2014 EIP that provides for the issuance of a variety of equity awards to employees, non-employee directors and consultants. Under the terms of this plan, 1.8 million shares of common stock, which were previously allocated for issuance under the LTIP and ISOP, are reserved for issuance under the EIP. The Company does not anticipate granting future awards under the ISOP or LTIP.

Awards under the EIP may include stock options, stock awards, restricted stock, restricted stock units, and other stock or cash awards.

Exercises of these options or issuances of common stock or preferred voting stock could reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely could result in your interest in us being subject to the prior rights of holders of that preferred stock.

We have experienced historical net losses attributable to Pernix Group, Inc. common shareholders.

The Company has experienced historical net losses attributable to Pernix Group, Inc. common shareholders.

We have sought and may continue to seek support from our principal stockholders, Ernil Continental, S.A., BVI., Halbarad Group, Ltd., and affiliates, for our operations, and for working capital needs and business expansion as may be required. Ernil Continental, S.A., BVI., Halbarad Group, Ltd., and affiliates have continued their support of us; however, there is no guarantee that they will continue to support us in the future.

Our Common Stock Price May Be Volatile.

The market price of our common stock could fluctuate significantly in response to quarterly operating results and other factors, many of which we have no control over and that may not be directly related to us. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In addition, these fluctuations could adversely affect our ability to raise capital through future equity financings.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.

Although our common stock currently trades on the Over-the-Counter Quotation Board, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained. You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

We do not expect to pay dividends on common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors.

Risks related to power generation activities

Our power-generating facilities could experience mechanical failures or reduced demand, making it difficult to sustain revenues and cash flow.

We operate several diesel fired and hydro power plants located in the country of Fiji and the Republic of Vanuatu. The diesel engines in these facilities may experience both scheduled and unscheduled operating interruptions. All of the diesel engines require scheduled maintenance which requires that the engines are temporarily turned off in order for our personnel to safely perform the appropriate maintenance procedures. The facility may also incur unscheduled maintenance requirements or may be required to operate at reduced capacity levels following the detection of equipment malfunctions, or reduced demand as directed by the applicable energy oversight authority. It is not possible for us to predict the frequency of future unscheduled maintenance. During periods when the facility is not operating or is operating at reduced capacity levels, we may incur reduced profitability or losses due to the reduction in our operating revenues and/or due to additional costs which may be required to complete any maintenance procedures.

From time to time, PFL has experienced engine failures that may impact the Company’s ability to generate electricity.  PFL is insured for property damage and lost revenue subject to deductibles.  In 2013 and 2012 engine failure incident costs were less than $0.2 million per year.

In Fiji and Vanuatu, the customer also produces energy via hydro power which can vary depending upon the amount of rainfall and the level of water at the dams. Our customers also generate energy from renewable and alternative sources, such as hydro and wind. Demand for energy we produce can vary depending upon the availability and efficiency of these renewable energy sources, and not only on the level of water at the dams, but also customer demand including general economic growth or retraction. Therefore, our revenue may increase or decrease depending upon the amount of diesel generated power that each government agency may require. In turn, this may reduce profitability or result in losses in any given period.

We depend upon two primary customers for power-generation revenues. The loss of any of these customers could cause our revenues and our net income to decline.

Although the revenue from our power generation segment represents just 7.9% and 4.3% of consolidated revenue in 2013 and 2012, it consistently accounts for a significant portion of the Company’s pretax income from continuing operations. VUI accounted for $1.0 million of Pernix consolidated pretax income in 2013 and 2012. PFL accounted for $0.8 million and $0.7 million of Pernix consolidated pretax income during 2013 and 2012, respectively.  A loss or reduction of revenue from either of these customers could have a material negative adverse effect on the Company’s consolidated results of operation, financial position and cash flows.

We operate power plants in the country of Fiji and in the Republic of Vanuatu. We have entered into long term agreements with the former relevant governmental agency in Fiji that do not expire until 2023. In Fiji, PFL is paid a fixed fee as well as a variable fee based upon the amount of electric power produced. In turn, the relevant governmental agency sells the electric power to the various end users.

In late 2010, VUI was selected by the Government of the Republic of Vanuatu to provide O&M services for a power plant in Vanuatu. VUI earns a monthly fee based on man hours necessary to operate and maintain the facilities. The costs associated with earning the management fee are included in salaries and employee benefits and also in general and administrative expenses in the consolidated statement of operations. In 2011, Unelco, the former concessionaire, brought a case against the Republic of Vanuatu seeking judicial review in relation to the awarding of the electricity concession to VUI. This matter is described as Case No. 101 of 2011. The Republic of Vanuatu is the first defendant and VUI elected to join the suit as a second defendant in order to best preserve its interests. There are currently no claims in relation to damages or otherwise directed at VUI in the proceedings.

In February 2014, during hearings in the Supreme Court of the Republic of Vanuatu (the Court), the Government of Vanuatu proposed a settlement with Unelco that would leave VUI without a claim to defend pertaining to the concession and would effectively end the litigation in Unelco’s favor.  The proposed settlement called for a re-tender of the concession and required that any company who participates in the re-tender must waive any outstanding claims against the Government of Vanuatu. VUI in response presented its position to the court arguing that VUI should have an opportunity to be heard and that the Court should not accept the proposed settlement. The Justice is considering VUI’s position and as of the date of this report has not yet rendered a decision. The Company anticipates that VUI will appeal any decision and stay the re-tender until appeals are complete which VUI’s counsel anticipates would not occur prior to July 2014. If the re-tender process would begin around July 2014, it would likely not be completed until at least December 2014. The Company believes VUI will continue to provide O&M services until the retender is complete and a long term concession deed is awarded. As of the date of this report, VUI continues to operate and maintain the system and awaits a decision regarding the longer term concession deed.

In March 2014, the Utilities Regulatory Authority (URA or Commission) in Vanuatu has issued a decision on the electricity tariff as it pertains to VUI operations. The terms of the ruling may result in lower revenue to VUI coupled with increased responsibilities for street lighting maintenance and an opportunity to share in efficiency savings related to the hydro operations in Vanuatu, along with other measures. VUI had the opportunity to file a notice of grievance to the Commission on or before April 12, 2014; however, VUI has elected to operate under the decision and reduce costs to maximize the man-month fee to the extent allowed by the Court under the terms of any settlement accepted by the Court.

If a retender is completed and VUI is not awarded the concession deed or if VUI is unable to sufficiently reduce operating costs under the new tariff ruling, it could have a material and negative impact on the Company’s income, cash flows and financial condition. VUI has received high ratings from the URA of Vanuatu for work performed under the memorandum of understanding to date, but the Company does not know the likelihood of a successful retender bid by VUI or the financial impact of the new tariff ruling.

Risks related to construction activities

We will likely experience significant fluctuation in quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons of our business.

Our quarterly operating results will vary depending upon revenues from construction contracts for major projects. We can only undertake a specific number of projects at any one time. Therefore, it is possible that we may have only one large project during a period and that project could be finished before we have entered into a contract for another large project. This may result in lower revenues and results of operations from one quarter to another as well as future periods. Customers may also cancel or defer existing contracts resulting in reduced revenues for the quarter. Management will implement initiatives to reduce spending during the periods between projects in a timely manner, but due to external factors such as government laws and regulations, we may not be able to respond effectively. This may result in reducing profits or incurring losses until management’s initiatives are fully implemented.

Our construction contracts are primarily design/build with contractually firm prices that may result in fluctuations of profits due to unexpected changes in costs.

We primarily bid for government construction projects on a firm, fixed basis. Therefore, most of our construction revenues are derived from fixed-price contracts. We assume the risk of performing such contracts at the fixed price, any change in the estimate of ultimate costs to be incurred under the contract or to increases in costs due to inflationary or other external forces during contract performance. This may result in reduced profits or losses for particular contracts and negatively affect operating results during certain reporting periods.

Our construction business heavily relies upon one customer, the U.S. Department of State- OBO.

A significant portion of our business (over 90% of 2013 revenue), is with a single customer, OBO. In order to bid on these contracts, a company must comply with the various federal government contracting requirements (e.g. contract size experience, security level, etc.) and be pre-approved to submit a bid. Bids are submitted to the OBO by companies who have been preapproved and contracts are awarded to the company who has complied with the bid requirements and submitted the lowest bid. We must continue to perform at these high levels. OBO award criteria is generally to the lowest technically acceptable bid, so our estimating capability is extremely important. If we estimate our costs or profit too high, we may lose a bid because we are not the lowest bid. Alternatively, if we estimate our costs too low, we could win the bid but reduce our profit or potentially incur losses. Finally, the OBO has the unilateral ability to terminate a contract which may result in our inability to earn profit on the portion of a contract that has not yet been completed as of the date of termination. As of the date of this filing, during 2014 the Company has not won new projects with OBO although we continue to bid on opportunities as they arise.

Current or future competitors may gain a technology advantage or develop an advantageous cost structure that we cannot match.

It may be possible for our current or future competitors to gain an advantage in product technology, manufacturing technology or process technology, which may allow our competitors to offer products or services that have a significant advantage over the products and services that we offer. Advantages could be in capacity, performance, reliability, serviceability, or other attributes. We may be at a competitive disadvantage to any companies that are able to gain these advantages.

The government segment of the construction market is highly competitive, and if we are unable to compete successfully in this market, we may be unable to maintain or grow our revenues and profits.

The government segment of the construction market is highly competitive and may change rapidly depending upon the location, funding availability and type of project. We compete directly with other firms that focus on providing similar government and general construction services as well as services for more sophisticated structures, including construction of power plants and broadcasting facilities. Many of our competitors have well-established reputations in the markets in which we compete. In addition, some of our competitors may have longer operating histories and greater financial, technical, marketing, personnel and other resources than we have. If we do not successfully compete in our markets or if the availability of government funds for projects significantly decreases, our growth opportunities will be limited and may directly affect our revenues and profits.

We rely upon third parties for important raw materials and technical expertise. Our ability to enter into new engagements or to conduct the business in a profitable manner will be harmed if our access to these important resources is limited or becomes too costly.

We rely on third-party suppliers for raw materials like concrete, steel and wood. In addition, we utilize third parties for the fabrication of technical equipment as well as subsystems related to the operation of diesel energy producing equipment. Furthermore, we rely upon third parties to provide technical expertise in each of the markets we serve. Our ability to obtain cost-effective raw materials, fabrication services and technical assistance is subject to a number of external factors that are outside of our control, including:

• Third parties may increase the price of the raw materials, fabrication services or technical assistance they provide to us;

• Third-party raw material suppliers, fabricators or technical expertise providers may decide not to provide us with materials or services;

• We may not enter into long-term contracts with third-party suppliers of raw materials, fabrication services or technical expertise providers; and

• Our third-party contracts are usually short term in duration and are cancelable by either party.

If we fail to obtain what we require from these providers, we may not be able to successfully compete for new business or to complete existing engagements profitably.

We may be subject to substantial claims for warranty coverage. If such claims arise, they could harm our financial condition.

We offer warranties on our construction services and power generating plants. We do not maintain any material warranty reserves because these warranties are usually backed by warranties from our vendors. If we are required to cover the cost of repairs not covered by the warranties of our vendors or should one of our major vendors be unable to cover future warranty claims, we could be required to outlay substantial funds, which could harm our financial condition.

Other Risks

Our acquisition strategy involves a number of risks.

We intend to pursue growth through the opportunistic acquisitions of companies and assets that will enable us to expand our capabilities to provide more cost-effective customer solutions.  We routinely review potential acquisitions.  However, we may be unable to implement this growth strategy if we cannot reach agreement on potential strategic acquisitions on acceptable terms or for the other assertions.  Additionally, future acquisitions’ may require us to obtain equity financing which could potentially dilute your ownership interest.

We are subject to various government regulations and the cost of compliance as well as the penalties imposed for failure to comply may be substantial.

We are required to comply with various government regulations in order to bid and execute certain government contracts. Government regulations can change, which could impact our ability to bid certain projects. If we are not compliant with all relevant regulations we may not be allowed to bid on or may be excluded from bidding on certain government construction contracts resulting in lower earnings or losses.

In addition, we are required to comply with certain other government regulations related to the operation of the energy plants. Tighter regulations for the protection of the environment and other factors will make it increasingly difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist. Failure to comply with these laws and regulations could result in fines, additional licensing requirements or the revocation of our licenses in a particular jurisdiction. The costs of compliance could impact our earnings resulting in lower profits or losses.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure that our policy and procedures will protect us from the possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could divert management’s attention away from other aspects of our business.

Fluctuations in currency exchange rates may negatively affect our operating results due to our international operations.

Because we construct, manufacture and sell our products abroad, our revenue, margins, operating costs and cash flows may be impacted by fluctuations in foreign currency exchange rates. If the U.S. dollar exhibits sustained weakness against most foreign currencies, the U.S. dollar equivalents of unhedged construction and manufacturing costs could increase because a significant portion of our production costs are foreign-currency denominated.

Conversely, as it relates to our construction revenue for U.S. government contracts, there would not be an offsetting impact to revenues since revenues are substantially U.S. dollar denominated. Additionally, we negotiate and procure some of our diesel power plant components and spare parts and construction material in various currencies fromnon-U.S. based vendors. If the U.S. dollar weakens against other foreign currencies, some of our component suppliers may increase the price they charge for their components in order to maintain an equivalent profit margin. If this occurs, it would have a negative impact on our operating results.

When we have had significant foreign exchange exposures, we have attempted to manage the impact of foreign currency exchange rate changes by, among other things, entering into short-term, foreign exchange contracts while also carefully considering which currency is the functional currency of the related businesses or entities. Currently, we have no outstanding foreign currency exchange contracts.

Operating and continued expansion into international markets is important to our long-term success. Operating in foreign countries has several challenges that, if not managed, could harm our growth.

We have subsidiaries in Fiji, Iraq, Azerbaijan, Sierra Leone, Vanuatu, Dubai and Niger. Through these subsidiaries we perform construction and power projects and operate plants. There are several risks that we may encounter as we operate and develop business in foreign countries, including:

• legal and regulatory restrictions;

• economic slowdown in foreign countries where we currently operate or countries that are targeted markets for future revenue or growth;

• government regulations or contractual stipulations may prevent us from repatriating cash earned in foreign countries;

• potentially adverse tax consequences;

• language, distance and cultural differences;

• currency exchange rate fluctuations;

• local political risk

• risk of war, civil strife, insurrection and other types of violence

• political and economic instability and export restrictions; and

• higher costs associated with international business operations

These risks could affect our international expansion which could impact our ability to operate profitably and ultimately result in operating losses.

Risks Related to This Offering

We are registering 6,236,185 common shares held by the selling stockholders and 5,000,000 of authorized but unissued common shares, which could depress a market for our stock and dilute current holders.

The sale of 6,236,185 shares of common stock by the selling stockholders could depress the market price of our common stock and you may not be able to sell your investment for what you paid for it. Existing stockholders could experience substantial dilution upon the issuance of common stock. This registration contemplates our issuance of up to 5,000,000 additional shares of our common stock. Consequently, the value of your investment may decrease.

USE OF PROCEEDS

We will not receive any proceeds from the sales of up to 6,236,185 shares of common stock offered herein by the selling stockholders. We will, however, receive proceeds from the previously unissued shares of our common stock that we will sell  in an amount equivalent to the offering price times the number of shares that are sold, less the expenses of the registration statement process. The net proceeds to us from the sale of up to 5,000,000 shares we are offering to sell will vary depending upon the number of shares sold and any costs associated with issuing those shares and with filing this registration statement. Since we are making this offering without any minimum requirement, there is no guarantee that we will be successful at selling any of the securities being offered in this prospectus. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

The Company anticipates that the actual proceeds received by the Company from the sale of primary offering shares would approximate the aggregate proceeds from sale of the shares as there is no underwriting arrangement in place with respect to such securities. We intend to use the net proceeds of this offering in the following order of priority:

• to finance growth in our working capital that may arise from obtaining additional construction contract or power contract awards

• to bolster equity in support of growth in bonding requirements associated with our efforts to obtain additional construction contract or power contract awards

• to fund continuing operations of our business; and

•to provide cash to use for acquisitions of construction and or power related businesses if and when attractive opportunities arise to pursue such acquisitions.

In the event that less than all of the primary offering securities are sold or that net proceeds from the offering are insufficient to fund the aforementioned intended uses, the Company may seek debt financing from independent third parties. The Company may also seek debt or equity based support from its principal stockholders, Ernil Continental S.A. BVI and Halbarad Group Ltd., BVI and affiliates if needed.

A maximum of 6,236,185 shares of common stock offered herein by the selling stockholders are being registered for the account of the selling stockholder(s) identified in this prospectus. All net proceeds from the sale of this common stock will go to the respective selling stockholders who offer and sell their shares of common stock. We will not receive any part of the proceeds from such sales of common stock.

DETERMINATION OF THE OFFERING PRICE

Our common stock does not have a widely established public trading market. Due to the fact that the stock is not currently widely traded, the determination of the offering price for the Company registered common stock was based on the recent trading prices on the Over the Counter Quotation Board coupled with management’s assessment of the estimated value of the company at the date of this Registration Statement on Form S-1.

DILUTION

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of Pernix Group’s issued and outstanding stock. This is primarily due to losses incurred prior to 2014, some of which are related to discontinued operations that were sold in 2012 ($3.7 million) and some of the losses were attributable to deferred tax expense ($4.9 million) that is a non-cash expense and has no impact on the Company’s liquidity, cash flows, or its ability to execute projects or conduct ongoing operations.  These items when coupled with pre 2012 operating losses reduced the net book value per share from the average issuance price to date of $7.725 per share (post reverse stock split basis). The common stock has a par value of $0.01 per share and was issued to the existing shareholders primarily through private placements.  The Company has achieved pretax income from continuing operations attributable to Pernix Group, Inc. shareholders in 2012 and 2013. Management also implemented a quasi-reorganization as of September 30, 2012 in which it reclassified its accumulated deficit against additional paid in capital on the balance sheet.

Pernix Group’s net book value attributable to Pernix Group, Inc. shareholders on December 31, 2013 was $10.5 million. Assuming all 5,000,000 shares offered are sold, and in effect Pernix Group, Inc. receives the maximum estimated proceeds net of expenses of this offering from shareholders, Pernix Group, Inc.’s net book value will be approximately $40.7 million or $2.82 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $3.23 per share from the proposed maximum offering price of $6.05 per share, while the Pernix Group, Inc. current stockholders will receive an increase of $1.71 per share in the net tangible book value of the shares that they hold. This will result in a 53.3% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individuals who purchased shares in Pernix Group, Inc. previously:

Maximum Offering

Offering Price Per Share	$6.05

Book Value Per Share Before the Offering	$1.11

Book Value Per Share After the Offering	$2.82

Net Increase to Original Shareholders	$1.71

Decrease in Investment to New Shareholders	$3.23

Dilution to New Shareholders (%)	53.3%

SELLING STOCKHOLDERS

We are registering 6,236,185 shares of common stock in order to permit the selling stockholders to offer their shares for resale from time to time. The name of each stockholder who is offering for resale the shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each selling stockholder, the number of shares of common stock that may be sold from time to time in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered, is provided below.

As used in this prospectus, the term “selling stockholders” includes the selling stockholders to be listed and any donees, pledgees, transferees, distributees, assignees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, distribution, or other related transfer. The number of shares in the column “Number of Shares to be Sold Under This Prospectus” will represent all of the shares of common stock that the selling stockholders may offer under this prospectus. The selling stockholders may sell some, all or none of its shares in this offering. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

We will not receive any proceeds from the resale of the common stock by the selling stockholders. Our selling stockholders did not purchase or obtain their shares of common stock under any agreement or arrangement that is related to this offering. There are no shares being offered for the “account” of any underwriter, broker, dealer, marketer or other party in connection with this offering.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which the selling stockholders have voting and investment power with respect to the shares, subject to community property laws where applicable.

All of the transactions summarized below were with the selling stockholders. The selling stockholders acquired their shares in connection with the following private placements of Pernix Group, Inc. common stock beginning after the original registration statement was filed on August 10, 2001 up through March 12, 2010 and the preferred stock private placement on December 30, 2013. The number of shares issued in private placements as disclosed below is on a pre-reverse split basis and is consistent with the disclosures in the periodic filings on Form 10-Q and 10-K for the indicated periods, as the financial statements contained therein are presented on a pre- reverse stock split basis as the split became effective on September 30, 2011. In the Form 10-Q for the quarter ended September 30, 2011 and in all periodic filings subsequent to that date, the impact of the reverse stock split was applied to the Company’s financial statements retrospectively. The reverse stock split ratio was 15:1; therefore, the number of shares presented below would be divided by 15 and rounded up to 1 to determine the number of post reverse split shares.

Summary of Private Placements (on a pre-reverse stock split basis unless otherwise noted) (see footnote 5 in the table below):

2003

•                                          On December 29, 2003 we issued 2,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $2,000,000

2004

•                                          On January 27, 2004 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000

•                                          On April 8, 2004 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000

•                                          On April 20, 2004 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000

•                                          On May 10, 2004 we issued 500,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000

•                                          On May 14, 2004 we issued 600,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $600,000

•                                          On June 11, 2004 we issued 1,100,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,100,000

•                                          On October 1, 2004 we issued 74,580 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $37,290

•                                          On October 19, 2004 we issued 1,100,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $550,000

•                                          On November 9, 2004 we issued 400,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $200,000

•                                          On December 2, 2004 we issued 700,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $350,000

•                                          On December 29, 2004 we issued 80,913 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $40,457

•                                          On December 31, 2004 we issued 12,139,048 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $6,069,524 in conversion of debt

•                                          On December 31, 2004 we issued 4,198,172 shares of our common stock pursuant to an exemption under Regulation S of the Securities Acts for $4,785,000 in conversion of preferred stock and dividends on preferred stock.

•                                          On December 31, 2004 we issued 3,434,868 shares of our common stock pursuant to an exemption under Regulation S of the Securities Acts for $3,915,000 in conversion of preferred stock and dividends on preferred stock.

•                                          On December 31, 2004 we issued 5,240,938 shares of our common stock pursuant to an exemption under Regulation S of the Securities Acts for $6,000,000 in conversion of preferred stock and dividends on preferred stock.

2005

•                                          On March 2, 2005 we issued 800,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $400,000.

•                                          On March 23, 2005 we issued 600,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $300,000.

•                                          On March 29, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          During March and May of 2005, the Company issued 5,186,543 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,593,272.

•                                          On April 7, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On April 27, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On May 10, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On May 25, 2005 we issued 1,000,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On June 3, 2005 we issued 2,500,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000.

•                                          On June 30, 2005 we issued 600,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $300,000.

•                                          On August 19, 2005 we issued 2,250,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $450,000.

•                                          On September 21, 2005 we issued 2,500,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $500,000.

•                                          On November 9, 2005 we issued 19,683,078 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $3,936,616 to convert debt into equity.

•                                          On November 15, 2005 we issued 1, 750,000 shares of our common stock pursuant to an exemption under Regulation S of the Securities Act for $350,000.

•                                          On November 28, 2005 the Company received a subscription for 3,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $600,000.

2006

•                                          On December 12, 2006 we issued 1,350,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $675,000.

•                                          On December 13, 2006 we issued 2,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000.

•                                          On December 22, 2006 we issued 8,279,521 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $4,139,760. The shares issued represented the conversion of related party debt with SHBC, to equity. Loans in the amount of $3,992,000 with interest of $147,760 were converted into 8,279,521 shares of common stock.

2007

•                                          On February 1, 2007 we issued 310,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $155,000.

•                                          On February 19, 2007 we issued 730,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $365,000.

•                                          On April 10, 2007 we issued 530,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $265,000.

•                                          On May 4, 2007 we issued 350,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $175,000.

•                                          On June 6, 2007 we issued 1,348,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $674,000.

•                                          On July 5, 2007 we issued 280,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $140,000.

•                                          On September 5, 2007 we issued 410,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $205,000.

•                                          On September 26, 2007 we issued 15,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $7,500,000.

•                                          On October 8, 2007 we issued 510,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $255,000.

•                                          On November 12, 2007 we issued 800,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $400,000.

2008

•                                          On January 7, 2008 we issued 2,950,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $1,475,000.

•                                          On February 7, 2008 we issued 600,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $300,000.

•                                          On May 7, 2008 we issued 2,000,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $1,000,000.

•                                          On July 7, 2008 we issued 950,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $475,000.

•                                          On October 24, 2008 we issued 4,440,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,220,000.

•                                          On December 22, 2008 we issued 364,906 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $182,453.

2009

•                                          On December 22, 2009 we issued 2,934,000 shares of common stock pursuant to an exemption under Regulation S of the Securities Act for $2,200,500.

2010

•                                          On March 12, 2010 we issued 1,306,668 shares of common stock for $980,001 under Regulation S of the Securities Act.

•                                          On August 2, 2010 we issued 100,000 shares of our Series B Cumulative Preferred Stock pursuant to an exemption under Regulation S of the Securities Act for $500,000 (convertible into 6,667 common shares on a post reverse stock split basis).

•                                          On October 4, 2010 we issued 189,250 shares of our Series B Cumulative Preferred Stock pursuant to an exemption under Regulation S of the Securities Act for $946,250 (convertible into 14,617 common shares on a post reverse stock split basis).

2012

•                                          On April 2, 2012 we repurchased 219,250 shares of our Series B Cumulative Preferred Stock under Regulation S of the Securities Act for $1,096,250 plus accrued dividends (convertible into 14,550 common shares on a post reverse stock split basis).

2013

•                                          On December 30, 2013 we issued 1,000,000 shares of our Series A Cumulative Preferred Stock pursuant to an exemption under Regulation S of the Securities Act for $5,000,000 (convertible into 1,428,572 common shares on a post reverse stock split basis).

				Number of	Percentage
			Number of	Shares	of Shares
	Amount and Nature of	Percent of Common	Shares to be Sold	Owned after	owned after
	Beneficial	Stock Outstanding	Under this	Offering	Offering
Name (1) (6)(7)	Ownership(5)(7)	(3)(5)(7)	Prospectus (2)(5)	(2) (5)(7)	(2)(4)(5)(7)
Ernil Continental SA BVI	4,386,313	40.4%	3,230,070	1,156,243	7.3%
Ernil Continental SA BVI, preferred stock if converted to common shares	791,948	7.3%	—	791,948	5.0%
Halbarad Group Limited BVI	3,628,643	33.5%	2,656,719	971,924	6.1%
Halbarad Group Limited BVI, preferred stock if converted to common shares	647,958	6.0%	—	647,958	4.1%
Sayed Hamid Behbehani & Sons Company and Family Members	527,936	4.9%	—	527,936	3.3%
Al Amal Investment Company KSCC	549,396	5.1%	349,396	200,000	1.3%
Max Engler (8)	3,334	0%	—	3,334	0%
Ibrahim Ibrahim (8)	667	0%	—	667	0%
Don Gunther (9)	—	0%	—	—	0%
Trudy Clark (10)	—	0%	—	—	0%
Carl Smith (11)	—	0%	—	—	0%
C. Robert Campbell (12)
Nidal Z. Zayed (13)	800	0%	—	800	0%
Gregg Pollack (14)	1,000	0%	—	1,000	0%
All Executive Officers and Directors as a Group (8 Persons)	5,701	0%	—	5,701	0%

Total beneficially owned outstanding shares	10,541,896	97.2%	6,236,185	4,305,711	27.2%
Shares of other existing stockholders	301,707	2.8%	0	301,707	1.9%
Total shares held by selling and other existing stockholders	10,843,603	100%	6,236,185	4,607,418	29.1%

Shares registered on behalf of the Company	5,000,000		5,000,000	—	0%
Total registered and unregistered common shares	15,843,603		11,236,185	4,607,418	29.1%

(1) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) We do not know the intentions of the selling stockholders with respect to whether they will continue to hold their shares or will sell them in connection with this offering. However, for purposes of this table, we assume the selling stockholders sell their respective shares being offered pursuant to this prospectus.

(3) Calculated on the basis of 9,403,697 shares of common stock outstanding as of April 22, 2014.

(4) Calculated on the basis of 14,403,697 shares of common stock outstanding following only the sale of all newly registered common stock by the Company pursuant to this offering.

(5) The amounts presented in this table have been adjusted to reflect the reverse stock split which became effective on September 30, 2011.

(6) The names of the natural person(s) having sole or shared voting and investment control over Pernix shares held by the named legal entity are as follows:

Name of Legal Entity	Name of Natural Person(s) having sole or shared voting and investment control over Pernix Group, Inc. shares held by the named legal entity
Al Amal Investment Company KSCC	Nasrallah Behbehani

Ernil Continental SA BVI	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.

Halbarad Group Limited BVI	Mrs. Vanessa Cosi, Mrs. Sandra A. Marc-Büchel and Fidu-Finanz Trustee Services Est.

Sayed Hamed Behbehani and Sons Co.	Fouad Behbehani and Nasrallah Behbehani

(7) The table includes the impact of 1,000,000 series A Preferred Stock that are convertible into 1,428,572 common shares (785,714 Ernil Continental SA BVI. and 642,858 Halbarad Group Limited BVI). It also includes 170,000 Series B Preferred Stock that are convertible into 11,334 common shares ( 6,234 Ernil Continental SA BVI and 5,100 Halbarad Group Limited

BVI).

(8) Director

(9) Chairman of the Board and of the Compensation Committee and serving on the Government Security Committee

(10) Director serving on the Government Security Committee

(11) Director serving on the Government Security Committee and Compensation Committee

(12) Director serving as Chairman of the Audit Committee and on the Compensation Committee

(13) Director and Chief Executive Officer

(14) Chief Financial Officer

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders to offer and resell up to an aggregate of 6,236,185 shares of our common stock at such times and at such places as they choose and for us to register 5,000,000 shares that will be sold on a best efforts basis at $6.05 per share. In this section of the prospectus, the term “selling stockholder” includes the partners, pledgees, donees, transferees or other successors-in-interest of the selling stockholder, which may sell shares received after the date of this prospectus from the selling stockholder as a pledge, gift, partnership or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The decision to sell any shares offered by a stockholder pursuant to this prospectus is within the sole discretion of the selling stockholder and the decision to sell any shares offered by us pursuant to this prospectus is within our sole discretion.

Selling Stockholders

The distribution of the common stock by the selling stockholders may be effected from time to time in one or more transactions. Any common stock may be offered for sale, from time to time, by the selling stockholders at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, at negotiated prices in privately negotiated transactions or otherwise. The common stock may be sold by one or more of the following methods:

• on the Over the Counter Quotation Board or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers that are not traded across an open market and block trades;

• through one or more market makers, dealers or agents (which may include one or more underwriters), including,

• block trades by a market maker, broker or dealer as principal and resale by such market maker, broker or dealer for its account pursuant to this prospectus,

• purchases by a market maker, broker or dealer as principal and resale by such market maker, broker or dealer for its account pursuant to this prospectus,

• ordinary brokerage transactions, and

• transactions in which the market maker or broker solicits purchasers;

• directly to one or more purchasers in the form of a privately negotiated transaction at privately negotiated prices; and

• any combination of these methods.

No underwriter, broker or dealer as defined within the meaning of the Securities Act or market maker is currently engaged to sell or market the stock. The selling stockholders may be deemed “underwriters” within the meaning of the Securities Act. None of the selling stockholders are broker-dealers or are affiliated with a broker-dealer.

Pernix Group

We have not entered into any agreements with a market maker, but the Company may use a market maker to help develop a market for the shares. No market maker received any shares in connection with its market making activities and the Company will not pay fees in connection with market making activities. Any market maker could perform market making activities related to Pernix stock but none have been contracted to do so. Although no agreements or arrangements currently exist, the selling stockholders or we may at some point enter into such agreements or arrangements to sell the common stock to or through underwriters, market makers, dealers or agents, and such underwriters, market makers or agents may receive compensation in the form of discounts or concessions allowed or re-allowed. Underwriters, market makers, dealers, brokers or other agents that may at some point be engaged by the selling stockholder or we may arrange for other such persons to participate. Underwriters, market makers, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, market makers, dealers or agents will be set forth in a prospectus supplement.

The shares registered on behalf of the Company will be sold at $6.05 per share on the Over the Counter Quotation Board (OTCQB) and the shares registered on behalf of selling shareholders will be sold at varying prices on the OTCQB. Mr. Nidal Zayed, the Chief Executive Officer of the Company, Mr. Gregg Pollack, the Chief Financial Officer, Mr. Warren Bryant the Senior V.P. of Construction, Mr. Michael Frye the V.P. of Power and Ms. Carol Groeber, the Controller and Principal Accounting Officer may participate in marketing the offering through making presentations regarding the Company and the securities during “road shows” or “investor conferences”. Mr. Zayed, Mr. Pollack, Mr. Bryant, Mr. Frye and Ms. Groeber are not and will not be registered as broker-dealers. Nor are they deemed to be a broker solely by reason of participation in presentations pertaining to the securities as we will rely on Exchange Act Rule 3a4-1 as they are not subject to a statutory disqualification as defined by Section 3(a)(39) nor would we anticipate them to be at the time of the presentations; they are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; they are not now, nor are they anticipated to be associated with a broker-dealer at the time they may make such presentations; and they meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1.

General

Unless granted an exemption by the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, the selling stockholders and we will not engage in any stabilization activity in connection with our common stock, and to the extent they might be engaged, will furnish each market maker, broker or dealer engaged by the selling stockholders or us, and each other participating market maker, broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any common stock or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of common stock offered by the selling stockholders. We shall use our reasonable efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.

We are paying certain expenses incidental to the offering and sale of the common stock to the public, which are estimated to be approximately $0.1 million. If we are required to update this prospectus during such period, we may incur additional expenses in excess of the amount estimated above.

In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following summary descriptions of our capital stock, Restated Certificate of Incorporation and Bylaws include the material terms and provisions of the capital stock, Restated Certificate of Incorporation and Bylaws. You should also refer to our Restated Certificate of Incorporation, which is attached as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

We are authorized to issue up to 20,000,000 shares of our common stock, par value $.01 per share. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Restated Certificate of Incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine and declare from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering, when they are paid for will be, fully paid and non-assessable.

As of April 22, 2014, we had approximately181 holders of record of our common stock. The most recent market trading price of the shares of common stock as of May 7, 2014 the date the stock was last traded on, was $45.00 per share; however, there were only less than 2,000 shares of common stock traded at this price and the trading price of Pernix Group, Inc. common stock during 2014 has ranged from $2.46 to $50.00 per share. As of May 7, 2014, the shares registered on behalf of the Company are being offered at $6.05 per share. Since the stock is not currently widely traded, the determination of the offering price for the Company registered common stock was based on the recent trading prices and bid and ask prices on the Over the Counter Quotation Board coupled with management’s assessment of the value of the company as anticipated at the time of this Prospectus.

Prior to the reverse stock split effected in late 2011, the Company had 140,881,235 shares of common stock outstanding (9,403,697 on a post reverse split basis). Of these shares, 15,000,000 (1,011,615 post reverse split basis) were previously registered on Form S-4/A filed with the SEC on August 10, 2001.

The opinion of our current legal counsel, Thompson Coburn LLP, is filed as exhibit 5.1 herewith and pertains to the 6,236,185 shares of common stock (on a post reverse split basis) being registered for sale on behalf of the selling shareholders and the 5,000,000 shares of common stock being registered for sale by the Company. The opinion provides that based on information provided by the Company, the Selling Shareholders Offered Shares were validly issued, fully paid and non-assessable and when the Company Offered Shares have been issued, delivered and paid for, these shares will be validly issued, fully paid and non-assessable.

See “Risk Factors” (“Risks Related to Our Common Stock”) on page 7 above for a description of the outstanding and authorized but unissued preferred stock and its potentially adverse impact on our common stock.

Dividends

We have not paid any cash dividends on our common stock in 2008 through 2013 and do not anticipate or contemplate paying dividends on the common stock in the foreseeable future. The Company paid $107,295 of preferred stock dividends during 2012. No dividends were paid during 2013, The Company anticipates incurring approximately $0.4 million of preferred stock dividends per year so long as the currently outstanding preferred stock remains outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Island Stock Transfer.

LEGAL OPINION

The legality of the shares offered hereby has been passed upon for us by Thompson Coburn LLP, Chicago, Illinois.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” and we intend that such forward-looking statements be subject to the safe harbors thereby. These statements are based on the current expectations, forecasts, and assumptions of our management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include those noted under the caption “Risk Factors” beginning on page 6 of this prospectus. Readers should carefully review this information as well as the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

MATERIAL CHANGES

There are no material changes in our affairs that have occurred since December 31, 2013 that have not been included in the Form 10-K for the fiscal year ended December 31, 2013 or Reports on Form 8-K filed with the SEC on January 3, January 6, January 13, January 21, March 7 and April 1, 2014 and incorporated by reference herein.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. The following documents, which are on file with the SEC, are incorporated into this prospectus by reference:

• our Reports on Form 8-K filed on January 3, January 6, January 13, January 21, March 7 and April 1, 2014.

• our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on March 28, 2014.

These documents incorporated by reference provide the information of certain requirements in Regulation 229, Items 503 through 511 of Regulation S-K (Form S-1).

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In accordance with Item 12(b)(1) of Form S-1,

(i)                                     The Company will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus;

(ii)                                  The Company will provide these reports or documents upon written or oral request;

(iii)                               The Company will provide these reports or documents at no cost to the requester;

(iv)                              Such requests must be directed to the attention of John Zayed, Corporate Counsel, Pernix Group, Inc. 151 East 22nd Street, Lombard, Illinois, Mr. Zayed’s phone number is (630) 620-4787 X243 and his email address is jzayed@pernixgropu.com.

(v)                                 The Company’s Web site address where the incorporated reports and other documents may be accessed is http://www.pernixgroup.com.

Any exhibits incorporated by reference in the prospectus will also be provided by the Company in connection with such requests.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the U.S. Securities and Exchange Commission. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports such as Forms 10-K, 10-Q and 8-K, proxy statements, under Section 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, including those documents incorporated herein by reference, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the SEC’s Washington, D.C. office at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. In addition, you may request a copy of our public filings, at no cost, by writing or telephoning us at the following address: Pernix Group, Inc., c/o Carol Groeber, 151 E. 22nd Street, Lombard, Illinois 60148. Our phone number is (630) 620-4787. These public filings are posted on our web site at www.pernixgroup.com. Any other information contained on, or accessible through our website does not constitute a part of this prospectus.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by Thompson Coburn LLP Chicago, IL. Thompson Coburn LLP will not receive a direct or indirect interest in us and has never been a promoter, underwriter, voting trustee, director, officer or employee of us. Nor does Thompson Coburn LLP have any contingent based agreement with us or any other interest in or connection to us.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

EXPERTS

Independent Registered Public Accountants

The consolidated balance sheet of Pernix Group, Inc. and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year then ended, which are included in the annual report on Form 10-K for the year ended December 31, 2013 incorporated by reference in this prospectus, have been incorporated by reference herein in reliance on the report of CohnReznick LLP, independent registered public accountants, given on the authority of that firm as experts in auditing and accounting.

The financial statements as of December 31, 2013 and for year ended December 31, 2013, incorporated by reference in this prospectus and in the Registration Statement, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the common stock being registered. All amounts will be borne by us and amounts shown are estimates.

Amount to be paid
SEC Registration Fee	$5,521
Printing and Edgarizing expenses	$5,000
Legal fees and expenses	$10,000
Accounting fees and expenses	$10,000
Transfer agent	$6,500
Stock certificates	$1,500
Miscellaneous	$2,000
Total	$40,521

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of Our Directors and Officers

Indemnification under the Delaware General Corporation Law

Subsection (a) of Section 145 of the Delaware General Corporate Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the Delaware General Corporate Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the Delaware General Corporate Law further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 of the Delaware General Corporate Law shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the Delaware General Corporate Law.

Section 102(b)(7) of the Delaware General Corporate Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporate Law or (4) for any transaction from which the director derived an improper personal benefit. Our Restated Certificate of Incorporation contains such a provision.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Restated Certificate of Incorporation of the Issuer

Article nine of our Restated Certificate of Incorporation provides that the personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of sub-section (b) of Section 102 of the Delaware General Corporate Law, as the same may be amended and supplemented.

Article ten of our Restated Certificate of Incorporation provides that the corporation shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporate Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Article eleven of our Restated Certificate of Incorporation provides that from time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inscribed in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this Restated Certificate of Incorporation are granted subject to the provisions of this Article eleven.

Indemnification under the Amended and Restated Bylaws of the Issuer —

Our amended and restated bylaws do not contain any provisions with respect to indemnification.

Indemnification under Indemnification Agreements with Directors and Officers

We have not entered into indemnification agreements with our officers and directors. We have obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

RECENT SALES OF UNREGISTERED SECURITIES

On April 2, 2012 we repurchased 120,600 and 98,650 shares of our Series B Cumulative Preferred Stock under a Regulation S exemption of the Securities Act from Ernil Continental S.A. BVI and Halbarad Limited, BVI, current shareholders of the Company, for $662,017 and $541,528, respectively  plus accrued dividends. Prior to repurchase, the shares were convertible into 14,550 common shares on a post reverse stock split basis. On December 30, 2013 the Company sold 550,000 and 450,000 shares of unregistered Series A Preferred Stock to Ernil Continental, S.A., BVI and Halbarad Group, Ltd., BVI, current shareholders of the Company, respectively for $5.00 per share, resulting in proceeds received by the Company of $2.75 million and $2.25 million, respectively.  These securities were issued pursuant to an exemption under Regulation S of the Securities Act. The Company anticipates using the proceeds in the following order of priority:

• to finance growth in our working capital that may arise from obtaining additional construction contract or power contract awards

• to bolster equity in support of growth in bonding requirements associated with our efforts to obtain additional construction contract or power contract awards

• to fund continuing operations of our business; and

•to provide cash to use for acquisitions of construction and or power related businesses if and when attractive opportunities arise to pursue such acquisitions.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The audited financial statements for the years ended December 31, 2013 and 2012 and Reports on Form 8-K filed on January 3, January 6, January 13, January 21, March 7 and April 1, 2014 are incorporated by reference herein.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
2.01

Amended and Restated Agreement and Plan of Merger and Plan of Reorganization among Sixth Business Service Group and Pernix Group, Inc. Appendix A (Incorporated by reference from Exhibit 2.01 to the Form S-4 filed on 12/9/1999)

3.01	Certificate of Incorporation of Pernix Group (Incorporated by reference from Exhibit 3.01 to the Form S-4 filed on 7/2/2001)
3.02	By-laws of Pernix Group (Incorporated by reference from Exhibit 3.02 to the Form S-4 filed on 7/2/2001)
3.03	Amendment to Certificate of Incorporation (Incorporated by reference from Exhibit 3.03 to the Form 10-KSB filed on 4/2/2007)*
3.04	Certificate of Amendment to the Restated Certificate of Incorporation of Pernix Group, Inc. (Incorporated by reference from Appendix A of Schedule 14C filed on October 1, 2012)

3.05	Certificate of Amendment to the Restated Certificate of Incorporation of Pernix Group, Inc. (Incorporated by reference from Exhibit 3.05 to the Form 10-K filed on 3/26/2014)
5.1	Opinion of Thompson Coburn LLP (previously filed)
10.01

Agreement for Design, Supply of Plant and Equipment, Private Construction, Maintenance and Operation, and Transfer of Ownership dated June 10, 1997 (Incorporated by reference from Exhibit 10.01 to the Form S-4 filed on 12/9/1999)

10.02

Agreement for Design, Supply of Plant and Equipment, Private Construction, Maintenance and Operation, and Transfer of Ownership, Change Order Number 1, dated November 30, 1998 (Incorporated by reference from Exhibit 10.02 to the Form S-4 filed on 12/9/1999)

10.03

Agreement for Design, Supply of Plant and Equipment, Private Construction, Maintenance and Operation, and Transfer of Ownership, Change Order Number 2, dated November 30, 1998 (Incorporated by reference from Exhibit 10.03 to the Form S-4 filed on 12/9/1999)

10.04

Agreement and Contract for Construction of Koblerville Expansion Project between the Northern Mariana Islands and Pernix Group dated July 28, 1998 (Incorporated by reference from Exhibit 10.04 to the Form S-4 filed on 12/9/1999)

10.05

Memorandum of Understanding between Sayed Hamid Behbehani & Sons, Co. W.L.L. and Pernix Group, Inc. regarding right of first refusal for certain areas (Incorporated by reference from Exhibit 10.08 to the Form S-4 filed on 12/9/1999)

10.06	Lease of Tinian Land between the Commonwealth Utilities Corporation and Telesource International CNMI, Inc. (Incorporated by reference from Exhibit 10.15 to the Form S-4 filed on 12/9/1999)
10.07	Pernix Group, Inc. Sayed Hamid Behbehani & Sons Co., Joint Venture, L.P. Agreement (Incorporated by reference from Exhibit 10.17 to the Form 10KSB filed on 4/2/2007)
10.08

Preferred Stock Purchase Agreement between Pernix Group , Inc and Ernil Continental S.A., BVI dated December  30, 2013 (Incorporated by reference from Exhibit 16.1 to the Form 8-K filed on December 23, 2013)

10.09

Preferred Stock Purchase Agreement between Pernix Group , Inc. and Halbarad Group, LTD., BVI dated December 30, 2013 (Incorporated by reference from Exhibit 16.2 to the Form 8-K filed on December 23, 2013)

16.0

Letter to the Securities and Exchange Commission from CohnReznick LLP, dated December 10, 2013 regarding Change in Certifying Accountant (Incorporated by reference from Exhibit 16.1 to the Form 8-K filed on December 10, 2013)

21.0	List of Subsidiaries and their jurisdictions (incorporated by reference to Exhibit 21.0 to Form 10-K for the year ended December 31, 2013, filed on March 27, 2014).
23.01	Consent of CohnReznick LLP, Independent Registered Public Accounting Firm (previously filed)
23.02	Consent of BDO USA LLP, Independent Registered Public Accounting Firm (previously filed)
23.03	Consent of Thompson Coburn LLP as legal counsel (incorporated by reference in Exhibit 5. 1) *
24.1	Directors Power of Attorney

* Filed herewith. Those items listed above but not filed herewith are incorporated by reference.

UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the Registrant is subject to Rule 430C, each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing Prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lombard, State of Illinois, on the 7th day of May, 2014.

PERNIX GROUP, INC.

By:	/s/ Nidal Zayed
Nidal Zayed
President and Chief Executive Officer

By:	/s/ Gregg D. Pollack
Gregg D. Pollack
Vice President — Administration and Chief Financial Officer

By:	/s/ Carol J. Groeber
Carol J. Groeber
Corporate Controller and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on May 7, 2014.

/s/ Don Gunther*		Chairman of the Board of Directors
Don Gunther

/s/ Nidal Z. Zayed		Director, President and Chief Executive Officer
Nidal Z. Zayed

/s/ Max Engler*		Director
Max Engler

/s/ C. Robert Campbell*		Director
C. Robert Campbell

/s/ Trudy Clark*		Director
Trudy Clark

/s/ Carl Smith*		Director
Carl Smith

/s/ Gregg D. Pollack		Chief Financial Officer
Gregg D. Pollack

/s/ Carol J. Groeber		Controller and Principal Accounting Officer
Carol J. Groeber

* By	/s/ Nidal Z. Zayed as attorney-in-fact.